Political Situation (Amendment No. ~~3 filed January 17, 2018~~4)

The State of Israel was established in 1948. Israel is a parliamentary democracy, with governmental powers divided among separate legislative, executive and judicial branches. Israel has no formal written constitution, but rather a set of basic laws that are granted special status, enabling judicial review by the Israeli Supreme Court. Israel's constitutional jurisprudence is also grounded in judicial decisions and in the State's Declaration of Independence. The President of Israel is the Head of State. The presidency is largely an apolitical, figurehead role, with the real executive power in the hands of the Prime Minister. The legislative power of the State resides in the Knesset, a unicameral parliament that consists of 120 members elected by universal suffrage under a system of proportional representation (see "State of Israel — Form of Government and Political Parties," in the Annual Report for 2016). Israel signed peace treaties with Egypt in 1979 and with Jordan in 1994, but past efforts to achieve peace with Syria, Lebanon and the Palestinians have yet to bear fruit. Relations between Israel and the Palestinian Authority continue to be based on existing agreements.

In 2005, Israel withdrew completely from the Gaza Strip ("Gaza"), dismantling all Israeli communities in Gaza and all of its military bases there, as well as four Israeli settlements in the northern West Bank (see "State of Israel — International Relations," in the Annual Report for 2016).

In the summer of 2006, Israel was engaged in a war with Hezbollah, a terror organization based in Lebanon. In June 2007, Hamas, a terror organization, assumed control over Gaza. In December 2008, in response to Hamas's firing into Israel an increasing number of rockets from Gaza, Israel commenced Operation Cast Lead in Gaza with the goal of suppressing the rocket fire. The operation concluded in January 2009, contributing to relative calm from 2009 into 2011. Operation Cast Lead did not materially affect the Israeli economy. From 2011 into 2012, Hamas resumed and substantially increased its rocket attacks from Gaza, including for the first time using rockets that have the capability of reaching Tel Aviv and Jerusalem. In response, in November 2012, Israel launched Operation Pillar of Defense, a military campaign against terrorist targets in Gaza. Operation Pillar of Defense lasted eight days. In response to Hamas firing rockets from Gaza into Israel in the summer of 2014, in July 2014, Israel took defensive military action and commenced Operation Protective Edge with the goal of suppressing the rocket fire, some of which reached Israeli cities and towns almost 100 kilometers away from Gaza. The operation ended in August 2014.

Having been at a standstill since 2009 (despite a brief round of talks beginning in September 2010), Israeli-Palestinian peace negotiations were again initiated, under the auspices of the U.S. Secretary of State, in July 2013. Progress was made but, before the last phase of implementation of a prisoner release by Israel for which Government approval was imminent, the Palestinian Authority breached its commitments and submitted requests to accede to fifteen international conventions. While the talks were suspended, the Palestinians announced a unity pact between Fatah and Hamas, which would lead to a so-called national consensus government. Incorporating Hamas into the Palestinian government, under one guise or another, is unacceptable to Israel as long as Hamas rejects the three benchmarks of the International Quartet (namely, recognizing Israel, accepting existing Israeli-Palestinian agreements, and renouncing violence). Although Israel has expressed its willingness to negotiate without preconditions with Palestinian partners who accept the Quartet's conditions, Hamas still refuses to do so, leaving negotiations at an impasse. However, improvements have been made in economic and security cooperation with the Palestinian Authority.

In September 2011, the Palestinian Authority filed an application for membership with the United Nations. In November 2012, the General Assembly upgraded the Palestinian Authority's status in the United Nations from a "non-member observer entity" to a "non-member observer state."

Beginning in October 2015, there was an increase in acts of violence against Israelis, mostly by individual Palestinians using knives or cars as weapons. This wave of violence was welcomed and encouraged by Hamas and, at first, also by the Palestinian Authority. The Palestinian Authority has, however, continued its security cooperation with Israel and has, in general, become more cautious in expressing encouragement for violence. The overall level of violence has declined, although with occasional renewed flare-ups.

In December 2017, the President of the United States recognized Jerusalem as the capital of the State of Israel and announced plans to relocate the U.S. embassy from Tel Aviv to Jerusalem. The full extent of the implications of the U.S. President's announcements on Israel, the surrounding region and the international community is uncertain.

Since January 2011, there has been political instability and civil unrest in numerous Middle East and North African countries, including Bahrain, Libya, Egypt, Tunisia, Yemen and Syria. This unrest has resulted in the removal of long-standing leadership in several of the aforementioned countries and created turbulent political situations in others. As Israel is situated in this region, it closely monitors these events, aiming to protect its economic, political and security interests. The delicate relations between Israel and its neighbors could become even more fragile with the domestic turmoil and change in regimes. Instability in the Middle East and North Africa region have not so far materially affected Israel's financial or political situation, and countries who have signed peace agreements with Israel have remained committed to them, regardless of internal political developments. Nevertheless, there can be no assurance that such instability in the region will not escalate in the future, such instability will not spread to additional countries in the region, current or new governments in the region will be successful in maintaining domestic order and stability, or Israel's economic or political situation will not thereby be affected. This uncertainty is highlighted by ~~the growing military presence of Iran and Hezbollah in Syria~~continued fighting in Syria and Iraq, where the Islamist militia group known as ISIS (Islamist State in Iraq and Syria) is challenging the territorial boundaries of both states. Recently, military efforts have decreased the presence of ISIS in Syria and Iraq, but there is growing concern regarding Shiite militias taking control over the relinquished territory and the creation of a land corridor from Tehran to the Mediterranean under Iranian influence.

Since the signing of the Camp David Accords in 1979, peace with Egypt has been important to Israel's national security. Following the ousting of Egyptian President Hosni Mubarak in 2011, the relationship between Egypt and Israel has been strained, but the election of President Al-Sisi has been accompanied by reassuring statements regarding common interests. Israel does not perceive a material change in the strategic stance of Egypt, and the peace treaty between the two states remains in force.

Moreover, Israel monitors very closely the situation in Syria, in which many dangerous forces operate. The direct threat to Israel from the Syrian military has diminished. Nevertheless, Israel remains vigilant regarding the security challenges posed by its shared border with Syria, possible transfers of strategic weapons (including chemical and biological weapons), and ~~the possibility that the ongoing civil war will devolve into a state of anarchy~~any spillover of radical forces along the border with Israel. Israel continues to monitor terror infrastructure in Syria and the effects of Iranian and radical presence in the area.

Fundamentalist regimes such as Iran present a deep concern for the international community and especially for states in the region. Since 2011, the prospect of a nuclear Iran has been at the center of international geopolitical discourse. The comprehensive agreement between the P5+1 group and Iran that was reached in July 2015 (Joint Comprehensive Plan of Action or "JCPOA") conditions international economic sanctions relief, mainly United States and EU sanctions, on Iranian nuclear capabilities reduction and supervision by the International Atomic Energy Agency. With the economic sanctions relief, the primary United States sanctions and other types of sanctions (for non-nuclear activities, such as missiles and terror), will remain in place. There is evidence that Iran continues to violate United Nations Security Council resolutions, so far with limited success of deterrence by the international community.

The military buildup of Hezbollah with more sophisticated weapons that have greater accuracy and longer ranges is one of Israel's main concerns. Iran, Hezbollah's main sponsor, has increased its support to Hezbollah since signing the JCPOA, specifically by supplying weapons and parts, know-how, money and training.

Since the signing of the Camp David Accords in 1979, peace with Egypt has been important to Israel's national security. Following the ousting of Egyptian President Hosni Mubarak in 2011, the relationship between Egypt and Israel has been strained, but the election of President Al-Sisi has been accompanied by reassuring statements regarding common interests. Israel does not perceive a material change in the strategic stance of Egypt, and the peace treaty between the two states remains in force

In December 2017, the President of the United States recognized Jerusalem as the capital of the State of Israel and announced plans to relocate the U.S. embassy from Tel Aviv to Jerusalem. The full extent of the implications of the U.S. President's announcements on Israel, the surrounding region and the international community is uncertain.

Population (18K filed June 30, 2017Amendment No. 4)

Israel's population, including Israeli citizens residing in the West Bank, but not including foreign nationals residing in Israel for employment purposes, is estimated at 8.63 million as of the end of 2016. This is an increase of 2.0% from 8.46 million in 2015, following 2.0% growth in 2015 from 8.30 million people in 2014 and 2.0% growth in 2014 from 8.13 million people in 2013. Between 1990 and 2016, Israel's population grew by 89.3%, largely as a result of immigration from the former Soviet Union. In 2015, 11.0% of the population was 65 years of age or older, 31.8% was between the ages of 35 and 64, 29.0% was between the ages of 15 and 34, and 28.3% was under the age of 15. 91.2% of the population lives in urban areas, with 18.7% of the population living in Israel's three largest cities: Jerusalem (population 857,800), Tel-Aviv (population 429,500) and Haifa (population 278,000).

The Israeli population is composed of a variety of ethnic and religious groups. In 2015, 75.0% of the total Israeli population was Jewish, 17.6% Muslim, 2.0% Christian, and 1.6% was Druze. The State's Declaration of Independence and various decisions of the Supreme Court of Israel guarantee freedom of worship for all Israeli citizens. Hebrew and Arabic are the official languages in Israel, while English is commonly used.

In 2009, the Haredi Jewish community comprised approximately 9.9% of Israel's population. The Haredi community is characterized by a high fertility rate, which is expected to gradually increase its demographic share among the general population. Based on the demographic projections of the Central Bureau of Statistics, it is anticipated that by 2019 the Haredi community will comprise 12.4% of the population, and by 2039 it will comprise 19% of the population. The Haredi community is also characterized by a relatively low participation rate in the labor market, particularly among men.

There is concern that Haredi demographic trends may, over the long-term, contribute to a lower aggregate participation rate in Israel's labor market, thereby adversely affecting GDP growth. The impact of Haredi demographic growth may be significant with respect to tax revenue, due to lower revenues from taxation of labor. However, due to several governmental initiatives, in recent years there has been a steady increase in the participation rate among the Haredi community. It is anticipated that these governmental initiatives will continue to positively affect the Haredi participation rate, thereby moderating the negative impact of Haredi demographic trends on Israel's long-term economic and fiscal prospects. Some of the significant governmental initiatives over the last three years include:

- Vocational services – which include career guidance services for the Haredi population, covering areas such as cultural adaptation, employment workshops, mentoring, short courses in English and math, tutoring, professional training referrals and job placement support.

- Vocational training – which provides a variety of professional courses, with varying levels of Government funding, for the benefit of the Haredi population.

- Engineering courses – which include making available engineering courses for graduation diplomas from within the ultra-Orthodox women's teacher seminaries , and subsidized engineering courses for men.

- Entrepreneurship services – which are aimed at encouraging the opening of businesses by members of the Haredi population, including entrepreneurship courses, business mapping, financing channels and business centers. The activities are carried out through the Small and Medium-Sized Enterprises Agency, a division of the Ministry of Economy.

The total budget allocated for these four initiatives over the last three years was approximately NIS 200 million.

Immigration (~~18K filed June 30, 2017~~Amendment No. 4)

Israel has experienced a continuous flow of immigrants, in part due to its Law of Return, which provides that Jews, those of Jewish ancestry, their spouses and converts to Judaism, have the right to immigrate and settle in Israel and gain citizenship. In 2012, 16,560 immigrants arrived in Israel, a decrease of 2.0% compared to 2011. In 2013, 16,929 immigrants arrived in Israel, an increase of 2.2% compared to 2012. In 2014, 24,112 immigrants arrived in Israel, an increase of 42.4% compared to 2013. In 2015, 27,908 immigrants arrived in Israel, an increase of 15.7% compared to 2014. In 2016, 25,977 immigrants arrived in Israel, a decrease of 6.9% compared to 2015.

Between 1990 and 2003, a substantial influx of immigrants, totaling 1.1 million, increased Israel's population by more than 23%, putting total population growth for that period at 42.5%. Approximately 83% of the immigrants came from the former Soviet Union and many were highly educated. Of those over the age of 15, 58% had academic backgrounds comprising over 13 years of schooling and approximately 62% held scientific, academic, managerial, technical or other vocational degrees. This influx of highly skilled workers has contributed to the growth of the Israeli economy since 1990 (see "The Economy — Employment, Labor and Wages," ~~below)~~in the Annual Report for 2016).

Over the last decade, Israel, like many other developed countries, has experienced an influx of individuals entering its territory unlawfully. Israel has hundreds of kilometers of land borders and sea borders and, over the last decade, more than 60,000 migrants were found to have entered Israel illegally by means other than permitted entry into Israel at border entry points. Most of the illegal migrants entered Israel by crossing the Israeli-Egyptian border prior to the completion of a major portion of a border fence in 2013. Since 2013, there has been a drastic decrease in the number of migrants entering Israel illegally. After entering Israel, over time some of the illegal migrants have elected to leave Israel voluntarily, many choosing to return to their country of origin.

The data about migrants residing in Israel collected by the Population and Immigration Authority reflects a population composed mostly of economic migrants. As of the end of 2017, there were approximately 37,288 illegal migrants in Israel (excluding births), approximately 34,187 of whom originated from the countries of Eritrea and Sudan. Israel has temporarily refrained from returning citizens of Eritrea and Sudan to their home countries and collaborates with other countries to help such individuals relocate. Upon leaving Israel, illegal migrants receive a grant of money and assistance to help them begin a new, respectable life in their new country.

Israel respects its international obligations and follows strict procedures consistent with the criteria and standards of international law laid down by the 1951 Convention Relating to the Status of Refugees. Migrants, whether legal or illegal, who apply for asylum in Israel are interviewed by the Refugee Status Determination unit to determine whether the migrant fulfills the criteria set by the Convention; those who are denied refugee status may appeal to the court system. In 2016 and 2017, Israel received approximately 30,000 requests for political asylum, some by Eritreans and Sudanese citizens; however, a majority of Eritreans and Sudanese citizens residing in Israel have not applied for political asylum.

Membership in International Organizations and International Economic Agreements (~~18K filed June 30, 2017~~Amendment No. 4)

Israel is a member of a number of international organizations, including the United Nations, the World Bank Group (including the International Finance Corporation), the International Monetary Fund ("IMF"), the European Bank for Reconstruction and Development and the Inter-American Development Bank. Since September 2010, Israel has been a full member of the OECD.

Israel has been a signatory to the General Agreement on Tariffs and Trade of 1947 since 1962, and it is a founding member of the World Trade Organization. In addition, Israel actively participates in multilateral initiatives conducted under the framework of the World Trade Organization, such as the Government Procurement Agreement and the Information Technology Agreement.

Israel has an extensive network of free trade agreements with most of its trading partners; among these are the United States, EU, EFTA, Turkey, Canada, Mexico and the MERCOSUR trade bloc (Brazil, Argentina, Uruguay, and Paraguay and Venezuela), and Israel is awaiting ratification of a free trade agreement signed with Colombia in September 2013. Approximately 60% of Israel's foreign trade is conducted under its bilateral free trade agreements which provide duty-free access and other preferential treatment schemes. Israel is currently conducting free trade agreement negotiations with China, India and Ukraine., South Korea, Ukraine, Vietnam and the Euro Asian Customs Union (Russia, Armenia, Belarus, Kazakhstan and Kyrgyzstan). In 2016, a free trade agreement with Panama went into effect, and Israel completed discussions to update its free trade agreement with Canada.

In 1975, Israel signed a free trade agreement with the European Economic Community that provided for the gradual reduction and ultimate elimination of tariffs on manufactured goods and certain agricultural products. In July 1995, Israel signed an Association Agreement with the EU, which came into effect in June 2000. The 1995 agreement, which replaced the 1975 agreement, addresses issues relating to competition, government procurement, and cooperation in many areas, including research and development ("R&D"). It also expands the liberalization in agricultural products. Two additional agreements providing for further liberalization in agricultural trade were implemented, the most recent of which became effective as of January 1, 2010.

In 1985, Israel and the United States entered into a free trade agreement that resulted in the elimination of tariffs on all industrial products, taking effect at the beginning of 1995. The free trade agreement with the United States also resulted in the elimination of certain non-tariff barriers to trade between the two countries. In 2010, Israel and the United States concluded a work plan with the aim of upgrading their trade relations in areas such as agriculture and services. The two sides agreed to further enhance this cooperation.

In addition to these agreements, Israel entered into three mutual recognition agreements in the area of standardization. Two of them, with the United States and Canada, cover telecommunication equipment; the third, with the EU, covers goods manufacturing processes in the area of pharmaceuticals.

Israel, with the assistance of the United States, developed regional trade agreements that stimulate economic cooperation between Israel and its neighbors in the Middle East. Israel signed a Qualified Industrial Zones ("QIZ") agreement with Jordan in 1997 and a separate QIZ agreement with Egypt in December 2004. These QIZ agreements allow Egypt and Jordan to export products to the United States, free of export duties if the products contain inputs from Israel (8% input from Israel in the Israeli-Jordanian QIZ agreement, 10.5% input from Israel in the Israeli-Egyptian QIZ agreement). This trade initiative aims to support prosperity and stability in the Middle East by encouraging regional economic integration. The QIZ Agreement with Jordan has not been active since Jordan signed a free trade agreement with the United States in 2010, which allows Jordanian-originated products to enter the United States duty-free.

At the end of 2004, Israel and the EU approved an Action Plan (within the framework of the European Neighborhood Policy) to address several issues including, but not limited to, services and dispute settlement for trade matters and standardization.

Since 1996, Israel has been an associated member in the EU Framework Programs for Research and Innovation, which allows Israeli firms, academic institutions and other organizations to participate in EU-based R&D projects. Israel was the first country outside of Europe to enjoy this special status, a status granted to Israel largely in recognition of its key role in technology and innovation in the global arena. The EU Framework Program is the biggest R&D platform in the world involving industrial and academic research and innovation.

Israel's participation in the Framework programs is directed by the Israel-Europe R&I Directorate or "ISERD," an inter-ministerial directorate established by the Israeli Ministry of Economy, the Ministry of Science, Technology and Space, the Planning and Budgeting Committee of the Council for Higher Education, the Ministry of

Finance and the Ministry of Foreign Affairs. ISERD operates out of the Israel Innovation Authority, at the Ministry of Economy & Industry. The Chairman of the Innovation Authority (the Chief Scientist) also serves as the Chairman of ISERD's steering committee.

The Seventh Framework Program (FP7 2007 – 2013) provided Israel with access to €50 billion in R&D funding from the EU. Overall, 8,984 Israeli participants were included in 6,109 submitted program proposals, resulting in 2,115 Israeli entities participating in 1,200 retained projects, with a total cost of €10.1 billion. The total grant value for Israeli entities amounted to €875.6 million.

On June 8, 2014, Israel signed an agreement to join Horizon 2020, the eighth European Framework Program for Research and Innovation (2014 – 2020). Retroactively joining the program officially as of January 1, 2014, Israel has access to €70 billion in total program funding. Horizon 2020 provides funding in a wide variety of areas including information and communication technologies, health, biotechnology, nanotechnology, materials and production processes, energy, climate, environment, raw materials, food security and bioeconomy, space, transport, future and emerging technologies, research infrastructures, innovation in small and medium sized enterprises, secure societies, researcher's mobility, social sciences and humanities, and the European Research Council for groundbreaking academic research. Horizon 2020 promotes pioneering research and enables Israeli entities to cooperate on technological development with European industries, research institutions and universities, in addition to showcasing Israeli technological abilities. Through Horizon 2020, small and medium-sized enterprises that are EU-based or established in a country associated with Horizon 2020 can obtain funding and support for innovations that aid growth and expansion into countries in Europe and elsewhere.

During 2014 – 2016, Israel's first three years of participation in Horizon 2020, 4,433 Israeli participants submitted 3,282 proposals to Horizon 2020, resulting in 463 retained projects, with a total cost of €2.3 billion. The total grant value for Israeli entities amounted to €390 million.

In 2016, Israel celebrated 20 years of participation in the EU Framework Programs which, over the last 20 years, involved more than 21,300 Israeli researchers participating in 3,080 retained and funded projects, totaling €1.7 billion in funding.

Israel is an active participant in the EUREKA Network, Europe's leading platform for R&D entrepreneurs and industries. EUREKA is an inter-governmental public network of over 40 member countries and three associated countries. EUREKA supports R&D-based businesses and institutions through funding and partner-matching services. On a yearly basis, EUREKA supports more than 300 collaborative projects in a variety of industries, totaling over €1.2 billion. Projects can be launched in virtually all industry fields and technological areas — information and communications technology, manufacturing, water technologies, communications, biotechnology and energy. In July 2010, Israel took the reins of the EUREKA Network as its year-long chair. The Israeli EUREKA chairmanship leveraged local technological best practices to focus on promoting a culture of innovation and to develop new sources of funding for start-up companies, small and medium sized enterprises and research institutions domestically and globally. Israel is among EUREKA's most active participants; of EUREKA's member and associated countries, Israeli companies have partnered in more than 10% of all EUREKA's projects.

In 2014 – 2015, Israeli companies submitted 180 proposals for R&D cooperation projects as part of the bilateral programs of the European Division of the Office of the Chief Scientist; fifty such proposals received funding for cooperative projects with European partners — primarily Germany, Italy, Cyprus and Greece. In 2016 – 2017, Israeli companies submitted 150 proposals for R&D cooperation projects as part of the bilateral programs of the European Division of the Israel Innovation Authority; the countries with the most submissions were Greece and Italy.

Over the years, Israel has signed many bilateral agreements for collaboration on research, development and innovation with foreign federal and local governments, as well as with other foreign entities. In addition, Israel has five binational R&D foundations with the United States, Canada, India, Singapore and South Korea.

Document comparison by Workshare Professional on Wednesday, February 28, 2018 4:19:30 PM

Input:	
Document 1 ID	interwovenSite://USDMS/US/162189163/1
Description	#162189163v1<US> - 18KA Comparison for SEC Comment Letter
Document 2 ID	interwovenSite://USDMS/US/162189163/2
Description	#162189163v2<US> - 18KA Comparison for SEC Comment Letter
Rendering set	Standard

Legend:	
Insertion	
Deletion	
Moved from	
Moved to	
Style change	
Format change	
Moved deletion	
Inserted cell	
Deleted cell	
Moved cell	
Split/Merged cell	
Padding cell	

Statistics:	
	Count
Insertions	35
Deletions	17
Moved from	2
Moved to	2
Style change	0
Format changed	0
Total changes	56